090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20190114433-58
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 03/14/2019 4:23 PM
	Entity Number E0525932007-6

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Innovus Pharmaceuticals, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The first paragraph of Article IV of the Articles of Incorporation is hereby amended in its entirety and replaced with the text set forth in Exhibit A, attached.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 122,419,633

4. Effective date and time of filing: (optional) Date: 03/15/2019 Time: 11:59 p.m. PST

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT A

The total authorized capital stock of the Corporation consists of three hundred million (300,000,000) shares of capital stock, par value $0.001 per share, consisting of (a) two hundred ninety two million five hundred thousand (292,500,000) shares of common stock, par value $0.001 per share, and (b) seven million five hundred thousand (7,500,000) shares of preferred stock, par value $0.001 per share ("Preferred Stock"). The board of directors of the Corporation is hereby vested, to the fullest extent permitted under the Nevada Revised Statutes (the "NRS"), with the authority to designate from time to time, by duly adopted resolution(s), one or more series of the Preferred Stock, to fix the number of shares constituting such series and to prescribe the voting powers, designations, preferences, qualifications, limitations, restrictions and relative, participating, optional and other rights of such series. Any such resolution prescribing a series of Preferred Stock must include a distinguishing designation for such series. Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by these Amended and Restated Articles of Incorporation (as the same may be further amended from time to time, the "Articles of Incorporation"), including the certificate of designation relating to such series of Preferred Stock, or the NRS. To the extent provided in the certificate of designation relating to a series of Preferred Stock, the board of directors may increase (but not above the total number of then authorized and undesignated shares of Preferred Stock) or decrease (but not below the number of shares of that series then outstanding) the number of shares of such series.

Upon the effectiveness of the Certificate of Amendment to the Articles of Incorporation (the "Effective Time"), each one hundred and five (105) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock"), will automatically and without any action on the part of the respective holders thereof be combined, reclassified and changed into one (1) share of Common Stock, par value $0.001 per share, of the Corporation (the "New Common Stock"). Notwithstanding the immediately preceding sentence, in lieu of any fractional interests in shares of New Common Stock to which any stockholder would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such stockholder), any fractional share will be rounded up to the nearest whole number, resulting in such stockholder being entitled to receive an additional share of New Common Stock. The combination and conversion of the Old Common Stock shall be referred to as the "Reverse Stock Split."

The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified; *provided, however*, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.